

July 10, 2012

<u>Via E-mail</u>
Mr. Jianjun He
Chief Financial Officer
THT Heat Transfer Technology, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China

> **RE:** **THT Heat Transfer Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 14, 2012**
> **File No. 1-34812**

Dear Mr. He:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Business, page 2</u>

1. In future filings, please disclose an estimate of the amount spent during the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities is borne directly by customers. <u>See</u> Item 101(h)(4)(x) of Regulation S-K.

<u>Our Corporate Structure, page 3</u>

2. Please tell us how you exercise effective control over your PRC operating subsidiaries in light of the restrictions on foreign investment in China, including whether you have entered into any contractual arrangements with you PRC operating subsidiaries. We further note that

your disclosure on page 20 suggests that you have not registered your operating entities in the PRC as Wholly Foreign-Owned Enterprises ("WFOEs") or foreign-invested joint ventures and have not obtained the corresponding approval from MOFCOM. Please tell us why you do not believe such registration of your PRC operating subsidiaries is necessary, and please further explain your statement on page 28 that " the relevant parties did not fully disclose to the AIC, SAFE or MOFCOM the overall restructuring arrangements, the existence of the reverse acquisition, and its link with the Acquisition." In future filings, please enhance your disclosure under "Our Corporate Structure" to explain how you exercise effective control over the subsidiaries.

3. In future filings, please revise your corporate structure chart to include the 25% ownership of Beijing Juyuan Hanyang by Hanyang International GmbH, including any ownership interests of your officers, directors or other affiliates in Hanyang International GmbH. Please also include any contractual arrangements among the entities in the structure chart.

Our Industry, page 4

4. It appears that much of the disclosure in this section remains the same as the disclosure in your Form 10-K for the year ended December 31, 2009. In particular, we note that you continue to cite many of the same statistics, including in "Our Competitive Strengths" and "Our Growth Strategy." For example, you use statistics from 2009, state that investment in energy savings in China is "expected" to reach $20.8 billion in 2011, and you have the same disclosure regarding the implementation of your "new workshop." In future filings, please update your disclosure throughout the business section so that it presents the information that is relevant and accurately reflects the current state of your business for the most recently completed fiscal year, including taking into account material developments in the industry and economic environment.

Customers, page 13

5. We note your list on page 13 showing some of your customers and the projects in which your products have been used. However, we note that most of these customers do not appear in the table of your top ten customers, suggesting that the customers in the list (starting with the Beijing 2008 Olympics) represent less than 1% of your sales revenues. Please advise us as to how you selected such companies (by contribution to total revenue, etc.). To the extent that you wish to keep this list of companies in your Form 10-K, please provide context for the disclosure, including describing the dates that these customers purchased your products and the amount of revenue contributed by such customers.

Risk Factors, page 21

General

6. As a public company, your auditor is required by law to undergo regular Public Company
    Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law
    and professional standards in connection with its audits of financial statements filed with the
    SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of
    your auditor (see
    http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).
    As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports
    are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this
    fact under a separate risk factor heading. Explain that this lack of inspection prevents the
    PCAOB from regularly evaluating your auditor's audits and its quality control procedures.
    Please show us supplementally what your revised disclosures will look like in future filings.

We face risks related to general domestic and global economic conditions . . ., page 21

Adverse changes in political, economic and other policies of the Chinese government could have
a material adverse effect . . ., page 25

7. In future filings, please revise this risk factor to provide examples of how any specific
    changes in economic factors or policies of the PRC government have impacted your financial
    results. For example, we note that in 2011 the PRC government tightened fiscal policies in
    response to concerns regarding inflation, and that there was a general slowdown in the
    economy. Please include such specific developments, to the extent material, in your risk
    factors in future filings.

Properties, page 32

Land Use Rights, page 32

8. We note your disclosure in Note 3 to the financial statements that during 2011 the company
    prepaid $4,315,550 for the purchase of a land use right, but, as of December 31, 2011, the
    company had not obtained title to the land use right yet. However, it does not appear that
    you have included a description of this land use right in the discussion on page 32. Please
    advise us as to the purpose of the purchase of the land use right. Please include similar
    disclosure, as necessary, of any material purchases of land use rights, in future filings.

Legal Proceedings, page 32

9. You disclose that you are currently not aware of any such legal proceedings or claims that
    you believe will have a material adverse effect on your business, financial condition or

operating results. In future filings, please revise your discussion to address the expected effect on your cash flows, as well.

Management's Discussion and Analysis of Financial Condition and Results…..page 34

General

10. Please enhance your MD&A to include the following:
   - On page 18, you discuss the restrictions on the ability of your PRC subsidiaries to make dividends and other payments to its offshore parent company. On page 28, you also discuss the risk factor surrounding your PRC subsidiaries' ability to make dividends and other distributions to you. Please also describe your cash flows between your PRC subsidiaries and you and their form(s), including if they are in the form of royalties or management fees. Please also describe any restrictions, if any, as they move through your various subsidiaries up to THT Heat Transfer Technology, Inc.; and
   - In your liquidity and capital resources, please discuss any restrictions on your ability or your subsidiaries' ability to declare dividends and the impact of these restrictions on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

   Please show us supplementally what your revised disclosures will look like in future filings.

Principal Factors Affecting our Financial Performance, page 34

11. We note that your disclosure in this section appears relatively generic, brief and out of date. In particular, we note that the disclosure is the same as the disclosure that appears in the Form 10-K for the fiscal years ended December 31, 2009 and December 31, 2010, and that it fails to account for significant recent developments, such as the economic slowdown in China or the tightening of fiscal monetary policies. As an example, we note that your sales have been impacted by the slowdown in China's economy, as evidenced by the decreased sales of your products in the first quarter of 2012, including the 70% decrease in sales of shell-and-tube heat exchangers as disclosed in your Form 10-Q for the fiscal period ended March 31, 2012. Please revise your disclosure in future filings to provide a comprehensive overview of the factors that management focuses on in evaluating the financial condition and operating performance of your business, including a current analysis of known trends, demands, events and uncertainties.

Liquidity and Capital Resources, page 37

General

12. Please clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Refer to Item 303(a)(1) of Regulation S-K.

Operating Activities, page 37

13. You indicate that net cash used in operating activities was $13.05 million for 2011 compared with $2.36 million for 2010. You indicate that the increase in net cash used in operating activities was mainly due to an increase in inventories of $14.94 million and a decrease in trade receivables of 3.15 million. In future filings, please provide the following:
    - Please expand your disclosure to discuss the underlying reasons for changes in working capital components, with specific discussions for trade receivable, bill receivable, other receivables, prepayments and deposits, inventories, trade payables and other payables and accrued expenses, as applicable;
    - Given the impact of the changes in your trade receivables and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements; and
    - Please provide a comprehensive explanation as to why your inventory increased substantially at December 31, 2011 and March 31, 2012 particularly in light of the declines in sales during the interim period ended March 31, 2012.

    Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosures will look like in future filings. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Financing Activities, page 38

14. It appears that you have approximately $15.5 in loan obligations that are due in 2012, including $7.85 million due in June 2012. However, we note that as of March 31, 2012, you only had cash and cash equivalents of $1.86 million. Please advise how you intend to meet you current loan obligations, including whether you have entered into, or intend to enter into, any amendments to your bank loan agreements.

Obligations Under Material Contracts, page 38

15. We note your disclosure that you have no material obligations to pay cash or deliver cash to any other party, except for the loan obligations disclosed. However, we note your disclosure on page 32 that you currently lease nine real properties, which suggests that, at a minimum, you have operating lease obligations. Please advise us as to any other material obligations you have regarding known contractual obligations in addition to your bank loans.

Critical Accounting Policies, page 39

16. Please expand your critical accounting policies to address the following areas:
    - Types of assumptions underlying the most significant and subjective estimates;
    - Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
    - If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003. Please show us supplementally what your revised disclosures will look like in future filings.

Directors, Executive Officers and Corporate Governance, page 41

17. In future filings, please disclose when Mr. Jingxun Chen became a member of your Board of Directors.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 48

18. Your disclosure indicates that no officers or directors aside from Guohong Zhao beneficially own any shares of your common stock as of March 28, 2012. However, we note that the reports filed pursuant to Section 16(a) of the Exchange Act suggest that certain officers and directors do beneficially own shares of common stock. For example, on March 27, 2012, a Form 3 was filed indicating that Jingxun Chen was the beneficial owner of 24,667 shares of common stock. Please ensure that in future filings you accurately disclosure the security ownership of your officers and directors as required by Item 403 of Regulation S-K.

Transactions with Related Persons, page 49

19. We note your statement that you do not have any transactions with related persons that are required to be disclosed. However, we note the disclosure in Note 12 to the financial statements that Mr. Guohong Zhao guaranteed your unsecured bank loans as of December 31, 2011 and 2010, and received 2% of the loan balance as compensation for acting as guarantor. We note similar disclosure in Note 13 regarding your long-term loan, but it is unclear as to the identity of the third party that acted as guarantor. In future filings, please include these transactions or similar transactions in your disclosure in this section, or alternatively, please tell us why you are not required to do so. See Item 404(d) of Regulation S-K.

Financial Statements

8. Income Tax, page F-19

20. You disclose that you have not recognized a deferred tax liability for the undistributed earnings of your non-U.S. subsidiaries as of December 31, 2011. Please revise your disclosure to include the cumulative amounts of undistributed earnings of non-U.S. subsidiaries for each period presented in accordance with ASC 740-30-50-2b. Please show us supplementally what your revised disclosures will look like in future filings.

Make Good Escrow Agreement, page F-24

21. Pursuant to the Make Good Escrow Agreement, if you fail to report after tax net income of certain amounts, the escrow agent will transfer the make good shares to the investors on a pro rata basis. The make good shares are calculated based on a formula based on after tax net income multiplied by 50% of the escrow shares. It appears that your Make-Good Escrow agreement may represent an obligation to issue a variable number of shares. In this regard, please tell us what consideration you gave to ASC 480-10-25-14 in determining the appropriate accounting for this agreement.

Form 10-Q for the Period Ended March 31, 2012

General

22. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief